UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2024

WESBANCO, INC.

(Exact name of Registrant as Specified in Its Charter)

West Virginia	001-39442	55-0571723
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Bank Plaza
Wheeling, West Virginia		26003
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 304 234-9000

Former Name or Former Address, if Changed Since Last Report : Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $2.0833 Par Value	WSBC	Nasdaq Global Select Market
Depositary Shares (each representing 1/40th interest in a share of 6.75% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A)	WSBCP	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

In accordance with general instruction B.2. of Form 8-K, the following information is furnished and shall not be deemed filed for the purpose of Section 18 of the Securities Exchange Act of 1934.

Representatives of the Registrant are scheduled to make various investor presentations during the fourth quarter of 2024. A copy of this presentation is being furnished as Exhibit 99.1 in this Form 8-K.

Item 8.01 Other Events.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, the Company has filed with the SEC a Registration Statement on Form S-4 (File No. 333-282519) (the “Registration Statement”) that includes a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2024. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which are both scheduled for December 11, 2024. In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by the Company or Premier with the SEC may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively.

No Offer or Solicitation

This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Participants in the Solicitation

The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for Premier Financial’s 2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger is included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

THE RESPECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

99.1 - Presentation on third quarter 2024 results by Wesbanco, Inc., at various investor conferences or other events in the fourth quarter of 2024.

104 – Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Wesbanco, Inc. (registrant)

Date:	November 6, 2024	By:	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr. Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

Investor Presentation(Q4 2024)(WSBC financials as of the three months ended September 30, 2024) John Iannone Senior Vice President, Investor Relations 304-905-7021 ©2024 WesBanco, Inc. | All rights reserved

Forward-looking statements in this report relating to WesBanco Inc.’s (“WesBanco” or “WSBC” or “Company”) plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco’s Form 10-K for the year ended December 31, 2023 and documents subsequently filed by WesBanco with the Securities and Exchange Commission (“SEC”) including WesBanco’s Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024, which are available at the SEC’s website, www.sec.gov or at WesBanco’s website, www.WesBanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco’s most recent Annual Report on Form 10-K filed with the SEC under “Risk Factors” in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the proposed merger with Premier Financial Corp. (“PFC” or “Premier” or “Premier Financial”) may not close when expected, that the businesses of WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger of WesBanco and Premier may not be fully realized within the expected timeframes; disruption from the proposed merger of WesBanco and Premier may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; Premier’s shareholders and/or the Company’s shareholders may not approve the proposed Merger; the shareholders of the Company may not approve the issuance of shares of the Company’s common stock in connection with the Merger; the effects of changing regional and national economic conditions, changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco’s operational and financial performance. WesBanco does not assume any duty to update forward-looking statements. While forward-looking statements reflect our good-faith beliefs, they are not guarantees of future performance. All forward-looking statements are necessarily only estimates of future results. Accordingly, actual results may differ materially from those expressed in or contemplated by the particular forward-looking statement, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events or circumstances, except as required by applicable law. Statements in this presentation with respect to the expected timing of and benefits of the proposed merger between WesBanco and Premier, the parties’ plans, obligations, expectations, and intentions, and the statements with respect to accretion, earn back of tangible book value, tangible book value dilution and internal rate of return, constitute forward-looking statements as defined by federal securities laws. Such statements are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and Premier may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected time frames; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed merger may not be obtained on the expected terms and schedule; Premier’s stockholders and/or WesBanco’s shareholders may not approve the proposed merger and the merger agreement and issuance of shares of WesBanco common stock in the proposed merger, respectively; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; extended disruption of vital infrastructure; and other factors described in WesBanco’s 2023 Annual Report on Form 10-K, Premier’s 2023 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and Premier with the Securities and Exchange Commission. In addition to the results of operations presented in accordance with Generally Accepted Accounting Principles (GAAP), WesBanco's management uses, and this presentation contains or references, certain non-GAAP financial measures, such as pre-tax pre-provision income, tangible common equity/tangible assets; net income excluding after-tax restructuring and merger-related expenses; efficiency ratio; return on average assets; and return on average tangible equity. WesBanco believes these financial measures provide information useful to investors in understanding our operational performance and business and performance trends which facilitate comparisons with the performance of others in the financial services industry. Although WesBanco believes that these non-GAAP financial measures enhance investors' understanding of WesBanco's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The non-GAAP financial measures contained therein should be read in conjunction with the audited financial statements and analysis as presented in the Annual Report on Form 10-K as well as the unaudited financial statements and analyses as presented in the Quarterly Reports on Forms 10-Q for WesBanco and its subsidiaries, as well as other filings that the company has made with the SEC. Forward-Looking Statements and Non-GAAP Financial Measures 2 ©2024 WesBanco, Inc. | All rights

reserved

Additional Information about the Merger and Where to Find It In connection with the proposed Merger, the Company has filed with the SEC a Registration Statement on Form S-4 (File No. 333-282519) (the “Registration Statement”) that includes a joint proxy statement of Premier Financial and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2024. SHAREHOLDERS OF THE COMPANY, SHAREHOLDERS OF PREMIER FINANCIAL AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus will be mailed to shareholders of the Company and shareholders of Premier Financial prior to the respective shareholder meetings, which are both scheduled for December 11, 2024. In addition, the Registration Statement on Form S-4, which includes the Joint Proxy Statements/Prospectus, and other related documents filed by the Company or Premier with the SEC may be obtained for free at the SEC’s website at www.sec.gov, and from either the Company’s or Premier Financial’s website at www.wesbanco.com or www.premierfincorp.com, respectively. No Offer or Solicitation This filing is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Participants in the Solicitation The Company and Premier Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of the Company and Premier Financial in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2024 annual meeting of shareholders, as filed with the SEC on March 13, 2024. Information about the directors and executive officers of Premier Financial is set forth in the proxy statement for PreFinancial’s

2024 annual meeting of shareholders, as filed with the SEC on March 18, 2024. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective shareholders of the Company or Premier Financial in connection with the proposed Merger is included in the Joint Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, the Company or Premier Financial using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. THE RES

PECTIVE SHAREHOLDERS OF THE COMPANY AND PREMIER FINANCIAL ARE URGED TO READ

STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER. Additional Information about the Acquisition and Where to Find It 3 Balanced loan and deposit distribution across contiguous eight state footprint, with complementary loan production office strategy • Full suite of commercial and consumer banking capabilities, complemented by a wealth management business with a 100+ year track-record of success managing assets of $6.1B under trust and $1.9B under securities brokerage • Robust legacy deposit base provides core funding and pricing advantages • Streamlining through digitization and technology investments 5 Unique advantages, sustainable growth, shareholder focus Note: assets under trust are market value of Trust & Investment Services assets under management and securities brokerage assets are account value (including annuities), both as of 9/30/2024; Kroll Bond Rating Agency rating affirmation announced 7/30/2024 Investment Rationale Balanced and Diversified with Unique Long-Term Advantages Disciplined Growth from Distinct Long-Term Growth Strategies Legacy of Credit Quality, Risk Management, and Shareholder Focus • Organic growth-oriented business model supported by strategic acquisition and loan and production office strategies that support positive operating leverage • Relationship-focused model that meets customer needs efficiently and effectively • Leveraging digital capabilities to drive customer relationship value • Focus on positive operating leverage built upon a culture of expense management • Uncompromising approach to risk management, regulatory compliance, credit underwriting, and capital management • Eight consecutive “outstanding” CRA ratings from the FDIC since 2003 • Senior unsecured debt ratings of BBB+ to WesBanco, Inc. and A- to WesBanco Bank, Inc., from Kroll Bond Rating Agency • Critical, long-term focus on shareholder return through earnings growth and effective capital management ©2024 WesBanco, Inc. | All rights reserved ©2024 WesBanco, Inc. | All rights reserved

7 Organic growth-oriented business model Long-Term Growth Strategies Focus on Delivering Positive Operating Leverage Strong Legacy of Credit, Capital, and Risk Management Diversified Loan Portfolio Built upon a Relationship Focused Model Distinct Revenue Capabilities, Led by 100+ Year Wealth Management Business Digital Banking Service Strategies and Core Funding Advantage Franchise-Enhancing Expansion through LPO Strategy and Targeted Acquisitions ©2024 WesBanco, Inc. | All rights reserved

Diversified Loan Portfolio

Focus on balanced loan growth with strong underwriting standards

WesBanco

- Focus on strategic diversification and growth built upon strong credit quality
  - Balance disciplined loan origination with prudent underwriting standards
  - Focus on relationship lending
  - Key offerings include loan swaps, treasury management, foreign exchange, cyber security, and lockbox services
  - Strong residential mortgage program, including home equity lending
  - Loan production office and lender hiring strategy
- Average loans to average deposits ratio of 90.6% provides opportunity for continued loan growth
  - Peer-leading non-interest bearing deposit levels drives competitive funding advantage
- Manageable lending exposures
  - De-emphasized consumer and several CRE categories in recent years
  - Office investment loan portfolio ~$470 million, representing 4% of the total loan portfolio
    - Geographically diverse (no Tier 1 cities); >99% "pass" risk grade classifications
    - Average loan-to-value ~61%; average debt service coverage ratio ~1.6x

$12.5 Billion Loan Portfolio


Comm'l & Industrial 14%
Consumer 2%
HELOC 6%
Residential R/E 20%
Comm'l R/E: Land, Construction 10%
Comm'l R/E: Owner Occupied 12%
Comm'l R/E: Improved Property 36%

CAGR Since 12/31/2021

Loan Category	Total	Organic
C&I	3%	3%
Comm'l R/E (Total)	10%	10%
HELOC	10%	10%
Residential R/E	15%	15%
Consumer	(9%)	(9%)

Note: loan and deposit data as of quarter ending 9/30/2024; loan-to-value and debt service coverage as of 6/30/2024; office investment portfolio includes just one high-pass rated office investment loan within Washington D.C. and excludes owner-occupied

©2024 WesBanco, Inc. | All rights reserved
8

Securities Brokerage • $1.9B in account value • 11,600+ accounts • Securities investment sales • Investment advisory services • Licensed banker and regional player/coach programs • Expansion opportunities in KY, IN, and Mid-Atlantic markets, as well as external business development opportunities Trust & Investment Services • $6.1B of trust and mutual fund assets under management • 6,800+ relationships • Legacy market private wealth management growth opportunities • Expansion opportunities in the Mid-Atlantic market • WesMark Funds – six proprietary funds across equities, bonds, and tactical assets 9 Strong capabilities built upon a century of success Note: assets, loans, deposits, and clients as of 9/30/2024; chart financials as of 12/31 unless otherwise stated; Trust & Investment Services trust and mutual fund assets under management are market value and Securities Brokerage is account value (including annuities and managed accounts) Wealth Management 2013 2016 2019 2022 2024 Loans Deposits $0.1 $0.4 $0.8 $1.1 Private Client Loans and Deposits (as of 12/31) ($B) CAGR 29% $2.3 $2.4 $3.2 $4.3 $6.1 2002 2008 2012 2018 2024 Trust & Investment Services AUM (Market Value as of 12/31) ($B) CAGR 4.6% 9/30 9/30 Private Client • $1.6B in private client loans and deposits • 5,400+ relationships • Private wealth management growth opportunities across all markets $1.6 $1.4 $1.5 $1.7 $1.9 2021 2022 2023 2024 Securities Brokerage Account Value (Market Value as of 12/31) ($B) CAGR 12% 9/30 Insurance: personal, commercial, title, health, and life; expand title business in all markets; digital insurance agency for both personal and commercial property & casualty; and third-party administrator (TPA) services for small business healthcare plans ©2024 WesBanco, Inc. | All rights reserved

New capabilities with long-term growth opportunities Treasury Management • Focus on building comprehensive business customer relationships by providing individualized services to improve cash flow management, increase earning power, and strengthen fraud protection for clients • Key Treasury Management services ▪ Online and mobile access ▪ Deposit services ▪ Payables ▪ Sweep products ▪ Fraud and risk mitigation • New Treasury Management products ▪ Multi-card (purchasing, T&E, fleet, virtual cards) ▪ Deposit escrow sub-accounting capabilities ▪ Integrated payables ▪ Integrated receivables •

During 2023, transformed the Treasury Management business line into a sales-oriented organization that strategically partners with commercial and business bankers to strengthen customer relationships • Represents an untapped market for our business clients, as current focus is on building a strong pipeline to drive future fee-based revenues Industry experts estimate that 40% of all B2B payments in the U.S. are still made with a check ... costing companies $25 billion of processing costs annually ©2024 WesBanco, Inc. | All rights reserved

Robust Digital Capabilities

Leveraging digital to drive customer value and enterprise efficiency

WesBanco


Cloud Based and Open Architecture
Data Management and Analytics
Customer Centricity
Continuous Integration and Delivery
Unified Payments Infrastructure
100% Digital and Omni-Channel

- Digital banking utilization
  - ~75% of retail customers utilize online digital banking services
  - ~5.0 million web and mobile logins per month
  - Mobile ~50% of total, with an average of 16 monthly logins per customer
  - ~275,000 mobile wallet transactions, ~45,000 Zelle® payments, and ~10,000 mobile deposits per month
- Digital acquisition
  - ~45% of residential mortgage applications submitted via online portal
  - >280 deposit accounts opened online per month
  - WesBanco Insurance Services launched white-label insurance capabilities with a web-based term-life insurance platform, and a fully-integrated digital property and casualty insurance for consumers and small businesses
- State-of-the-art core banking software system
  - Omni-channel presence – real-time account activity across all channels
  - Improved customer service through reduced manual activities
  - More efficient processing cost structure
- Cloud-based architecture utilization
  - Early adoption to leverage modernized data and application platforms, combined with significant expense and performance benefits
  - Actively harnessing advanced artificial intelligence (AI) and robotic process automation (RPA) technologies to automate business processes

Note: digital statistics as of 3Q2024 year-to-date ("YTD"); Zelle® payment service added August 2021; online residential mortgage applications and deposit account opening capabilities launched July 2019; WesBanco Insurance Services online term-life and P&C insurance capabilities launched November 2020 and January 2021, respectively; core banking software system upgraded 8/2/2021

©2024 WesBanco, Inc. | All rights reserved

11

Core Deposit Funding and Pricing Advantages

Differentiated and peer-leading deposit profile

WesBanco

- Granular core deposit funding base supports diversified commercial and retail strategy
- Peer-leading non-interest bearing deposit levels drives competitive funding advantage
  - Total demand deposits (~54% of total deposits) and non-interest bearing demand deposits (~27% of total deposits) have grown organically 7% and 5%, respectively (5-year CAGR)
- Average loans to average deposits ratio of 90.6% provides opportunity for continued loan growth


Non-Interest Bearing Deposits as % of Total Deposits
27.3%
25.4%
2017
2018
2019
2020
2021
2022
2023
2024 Q3
WSBC
$10-25B Peer Avg


Total Deposits Funding Cost
2.48%
2.05%
2017
2018
2019
2020
2021
2022
2023
2024 Q3
WSBC
$10-25B Peer Avg

Note: quarterly financial data; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 11/1/2024) and represent simple averages; total deposits funding cost includes non-interest bearing deposits

©2024 WesBanco, Inc. | All rights reserved 12

Targeted acquisitions in existing markets and new higher-growth metro areas, as well as a complementary loan production office (“LPO”) strategy • Long-term focus on appropriate capital management to enhance shareholder value • Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly • Diligent efforts to maintain a community bank-oriented, value-based approach to our markets • History of successful acquisitions that have improved earnings 13 Franchise-Enhancing Expansion Loan production office strategy and targeted acquisitions Note: loan production office strategy indicated by red dots; PFC anticipated to close in 1Q2025; AmTrust was an acquisition of five branches Franchise-Enhancing Expansion Contiguous Markets Expansion Franchise-Enhancing Expansion Mergers PFC OLBK FFKT FTSB YCB ESB FSBI AmTrust OAKF Announced Jul-2024 Jul-2019 Apr-2018 Nov-2017 May-2016 Oct-2014 Jul-2012 Jan-2009 Jul-2007 Closed 1Q2025 (est.) Nov-2019 Aug-2018 Apr-2018 Sep-2016 Feb-2015 Nov-2012 Mar-2009 Nov-2007 Loan Production Offices Chattanooga (3Q2023) Cleveland (3Q2022) Indianapolis (2Q2022) Nashville (1Q2022) Northern VA (3Q2021) Akron Canton (2Q2016) ©2024 WesBanco, Inc. | All rights reserved $5.4 $5.4 $5.5 $6.1 $6.1 $6.3 $8.5 $9.8 $9.8 $12.5 $15.7 $16.4 $16.9 $16.9 $17.7 $18.5 2.77% 2.63% 2.53% 2.47% 2.62% 2.57% 2.29% 2.13% 2.25% 2.13% 1.99% 2.16% 2.09% 2.11% 2.20% 2.17% $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 $11.0 $12.0 $13.0 $14.0 $15.0 $16.0 $17.0 $18.0 $19.0 $20.0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Assets ($B) Total Non-Int Exp (x-merger) / Total Assets (1) 14 Track-record of expense control with on-going enhancement efforts Note: financial data as of 12/31; current year data as of 9/30/2024 year-to-date; balance sheet data as of period ends (1) Non-GAAP measure – please see reconciliation in appendix; non-interest expense does not exclude restructuring and merger-related expenses; Delivering Positive Operating Leverage ESB Merger (Feb-15) Fidelity Merger (Nov-12) YCB Merger (Sep-16) FTSB (Apr-18) & FFKT (Aug-18) Mergers OLBK Merger (Nov-19) • Track-record of disciplined growth, balanced by a fundamental focus on expense management and supported by franchise-enhancing acquisitions, in order to deliver positive operating leverage and enhance shareholder value ©2024 WesBanco, Inc. | All rights reserved

reserved $5.4 $5.4 $5.5 $6.1 $6.1 $6.3 $8.5 $9.8 $9.8 $12.5 $15.7 $16.4 $16.9 $16.9 $17.7 $18.5 2.77% 2.63% 2.53% 2.47% 2.62% 2.57% 2.29% 2.13% 2.25% 2.13% 1.99% 2.16% 2.09% 2.11% 2.20% 2.17% $0.0 $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 $7.0 $8.0 $9.0 $10.0 $11.0 $12.0 $13.0 $14.0 $15.0 $16.0 $17.0 $18.0 $19.0 $20.0 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Assets ($B) Total Non-Int Exp (x-merger) / Total Assets (1) 14 Track-record of expense control with on-going enhancement efforts Note: financial data as of 12/31; current year data as of 9/30/2024 year-to-date; balance sheet data as of period ends (1) Non-GAAP measure – please see reconciliation in appendix; non-interest expense does not exclude restructuring and merger-related expenses; Delivering Positive Operating Leverage ESB Merger (Feb-15) Fidelity Merger (Nov-12) YCB Merger (Sep-16) FTSB (Apr-18) & FFKT (Aug-18) Mergers OLBK Merger (Nov-19) • Track-record of disciplined growth, balanced by a fundamental focus on expense management and supported by franchise-enhancing acquisitions, in order to deliver positive operating leverage and enhance shareholder value ©2024 WesBanco, Inc. | All rights reserved

Strong Risk Management and Capital Position

Capital ratios above both regulatory and well-capitalized levels

- Strong legacy of credit and risk management and regulatory compliance
  - Based upon conservative underwriting standards and approval processes supported by centralized back-office and loan funding functions
- Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas
- Enhanced compliance and risk management system and testing platform
  - Strong and scalable BSA/AML function
  - Examined by CFPB for consumer compliance supervision
- Eight consecutive "outstanding" CRA ratings since 2003
- Strong regulatory capital ratios significantly above regulatory requirements

Tier 1 Risk-Based Capital Ratio


14.72%
14.05%
12.33%
12.05%
12.89%
4Q2020
4Q2021
4Q2022
4Q2023
3Q2024
memo
Well-Capitalized 8.0%
Required 6.0%

Tier 1 Leverage Capital Ratio


10.51%
10.02%
9.90%
9.87%
10.69%
4Q2020
4Q2021
4Q2022
4Q2023
3Q2024
memo
Well-Capitalized 5.0%
Required 4.0%

Note: capital ratios enhanced by August 2020 preferred stock issuance of $150MM and August 2024 common equity raise of $200MM (in conjunction with the pending acquisition of Premier Financial Corp.); effective 4Q2019, Tier 1 Capital Ratios negatively impacted by the movement of ~$130MM of TruPS from Tier 1 to Tier 2 risk-based capital, as required by the Dodd-Frank Act for financial institutions with total assets >$15B

©2024 WesBanco, Inc. | All rights reserved
15

Commitment to Sustainability

Ensuring a strong financial institution for all of our stakeholders

WesBanco

$2.3 billion
Community Development Lending (2019-2023)

>6,800 jobs
Created by New Markets Loan Program (Tax Credit Allocations 2004, 2007, 2017, 2018)

$124 million
Community Reinvestment Act Investments (2023)

$4.9 million
Community Development Philanthropic Donations (2019-2023)

~59,500 hours
Community Development Service Hours (2019-2023)

8 consecutive
"Outstanding" composite ratings from the FDIC for CRA performance, a period spanning more than 20 years

36% supplies
Green office supplies (compared to <1% in 2019)

~30% facilities
Converted to LED lighting; will continue conversions, over time, as remodel facilities

50% workforce
Including 90% of support areas, in either a 100% remote or hybrid schedule

>20% reduction
In financial center footprint, while continuing to serve customers effectively

~70% female
Employees identifying as female, including ~55% of Bank Officers

>36% female
Key senior executive leadership positions identifying as female

31% diverse
Board of Directors identifying as diverse (gender, ethnicity)

~10% diverse
Employees identifying as ethnically diverse, including ~7% of Bank Officers

154 years
Strong culture of credit quality, risk management, and compliance

Note: data as of 12/31/2023 except Board diversity (as of 4/17/2024) and financial center reduction (as of 12/31/2023 and compared to 12/31/2018); "CRA" is Community Reinvestment Act; "key senior executive leadership" defined as the CEO's direct reports and their direct reports; please visit wesbanco.com for the full sustainability report

©2024 WesBanco, Inc. | All rights reserved
16

Newsweek named WesBanco one of America’s Greatest Workplaces, based on an employee survey covering topics like compensation and benefits, training and career progression, work-life balance, and company culture • WesBanco also named one of America’s Greatest Workplaces for Parents and Families, by Newsweek, based on how much parents feel supported in a workplace and the number of corporate programs benefiting families • For the 14th time since the rankings inception in 2010, WesBanco Bank was again named one of the Best Banks in America by Forbes based on soundness, capital, credit quality, and profitability • Newsweek named WesBanco Bank one of America’s Best Regional Banks, based on soundness, profitability, and customer reviews • For the third consecutive year, WesBanco was named one of the best performing 100 largest banks by S&P Global Market Intelligence • Bauer Financial again awarded WesBanco Bank their highest rating as a “five-star” bank – for the 40th consecutive quarter • WesBanco Bank received the America Saves Designation of Savings Excellence for Banks, a designation from America Saves, for the 9th consecutive year and one of only nine banks • Kroll Bond Rating Agency affirmed senior unsecured debt ratings of BBB+ to WesBanco, Inc. and A- to WesBanco Bank, Inc. 17 National accolades a testament to strong performance & foundation Note: Kroll Bond Rating Agency rating affirmation announced 7/30/2024 Commitment to Excellence ©2024 WesBanco, Inc. | All rights reserved

Financial Overview ©2024 WesBanco, Inc. | All rights reserved

Q3 2024 Financial and Operational Highlights

Strong sequential quarter deposit and loan growth

WesBanco

- Continued strong loan growth both year-over-year and quarter-over-quarter, driven by commercial lending
  - Total loans up $1.1 billion year-over-year
- Deposits increased $0.7 billion year-over-year
  - Deposit growth, excluding CDs, increased 2.2% year-over-year
- Record WTIS AUM of $6.1 billion and broker-dealer securities account values (including annuities) of $1.9 billion
- Key credit quality metrics remained at low levels and favorable to peer bank averages
- WesBanco remains well-capitalized with solid liquidity and a strong balance sheet with capacity to fund loan growth
- Nationally recognized as one of America's Greatest Workplaces for Parents and Families

Net Income Available to Common Shareholders and Diluted EPS(1)

$36.3 million; $0.56/share

Total Loan Growth

+6.3% QoQ (annualized); +10.0% YoY

Total Deposit Growth

+12.1% QoQ (annualized); +5.7% YoY

Trust + Securities Brokerage Revenue

+$1.1 million YoY

Average loans to average deposits

90.6%

Non-Performing Assets to Total Assets

0.17%

Tangible Common Equity to Tangible Assets(1)

8.84%

Note: financial and operational highlights during the quarter ended September 30, 2024; WTIS AUM = Trust and Investment Services assets under management
(1) Non-GAAP measure – please see reconciliation in appendix; excludes restructuring and merger-related expenses

©2024 WesBanco, Inc. | All rights reserved
19

Q3 2024 Total Portfolio Loans

Total loans up $1.1 billion YoY and $0.8 billion QoQ annualized


($MM)
$11,316
($505)
$1,454
$186
$12,451
Comm'l Avg Payoff Yield 6.60%
Comm'l Avg New Yield 7.88%
Total Loan Growth = 10.0%
09/30/23
Comm'l Payoffs
Comm'l New Originations
All Other Net Advances / (Paydowns)
09/30/24


($MM)
$12,258
($185)
$350
$28
$12,451
Comm'l Avg Payoff Yield 6.58%
Comm'l Avg New Yield 7.89%
Total Loan Growth = 1.6% (non-annualized)
06/30/24
Comm'l Payoffs
Comm'l New Originations
All Other Net Advances / (Paydowns)
09/30/24

- +10.0% year-over-year and +1.6% (or +6.3% annualized) quarter-over-quarter
  - Loan growth continues to demonstrate the strength of commercial and residential lending teams and success of our strategies
- Loan production offices continue to contribute meaningfully to both commercial loan growth and loan pipeline, which was approximately $830 million, as of 9/30/2024
- CRE loan payoffs totaled approximately $90 million during the third quarter ($185 million year-to-date)
- C&I line utilization, for the Q3 2024, was ~35%, as compared to a mid-40% range prior to the pandemic
- Total residential lending reflects increased mortgage origination production and home equity line of credit usage

©2024 WesBanco, Inc. | All rights reserved 20

Total Demand Deposits Savings & Money Markets CDs Total Demand Deposits Savings & Money Markets CDs ($MM) ($MM) 09/30/24 Total Deposits $ 1 3,837 Total Deposit Accounts (000s) 514 Average Deposit Size ($000s) $ 27 Uninsured Deposits $ 4 ,556 less: Collateralized Municipal Deposits (1,573) Adjusted Uninsured Deposits $ 2 ,983 Uninsured Deposits as % of Total Deposits Before Exclusions 32.9% After Exclusions 21.6% 21 Strong sequential quarter deposit growth of 12.1% annualized Note: “uninsured deposits” are approximated; “collateralized municipal deposits” are collateralized by securities • Deposits of $13.8 billion were up 5.7% year-over-year and 12.1% annualized quarter-over-quarter, reflecting the success of our summer deposit gathering and retention campaign ▪ Strong sequential quarter deposit growth of 12.1% annualized outpaced solid loan growth of 6.3% annualized ▪ When excluding CDs, total deposits increased 2.2% year-over-year and 4.3% quarter-over-quarter annualized • Distribution: consumer ~54% and business ~33% (note: public funds, which are separately collateralized, ~13%) • The composition of total deposits continues to have some mix shift; however, total demand deposits continued to represent 54% of total deposits, with the non-interest bearing component representing 27% • Average loans to average deposits were 90.6%, providing continued capacity to fund loan growth Q3 2024 Total Deposits ©2024 WesBanco, Inc. | All rights reserved

Loans P.A. Accretion Other Int.-Bearing Deposits FHLB Borrowings Cash & Securities Fixed Rate 25% Variable Rate 75% 3Q2024 Commercial Loan Portfolio Index Mix <3 Months 63% 3 to 24 Months 1% 24 to 48 Months 1% 48 to 60 Months 34% >60 Months 1% Variable Commercial Loan Repricing 22 NIM continues to reflect the high rate environment and deposit remix • Q3 2024 NIM of 2.95% remained flat to the second quarter as higher loan yields balanced higher funding costs ▪ Loan yields increased 8 basis points quarter-over-quarter and 47 basis points year-over-year, as rates on new commercial loans averaged 7.9% ▪ NIM decreased 8 basis points year-over-year primarily due to higher funding costs from the remix of non-interest bearing deposits into higher tier money market and CD accounts, during the back half of 2023 • Deposit funding costs, including non-interest bearing deposits, were 205 basis points, increasing 10 basis points sequentially and 69 basis points year-over-year, reflecting a continuation of the decline in the rate of increase as the pace of remix continues to soften • Federal Home Loan Bank borrowings decreased $300 million from 6/30/2024 due to deposit growth exceeding loan growth and the $200 million of equity raised in anticipation of future growth Q3 2024 Net Interest Margin (NIM) ©2024 WesBanco, Inc. | All rights reserved

Quarter Ending % H / (L) % H / (L) ($000s) 09/30/24 09/30/23 06/30/24 Trust fees $7,517 12.1% 2.9% Service charges on deposits 7,945 18.1% 11.7% Digital banking income 5,084 2.7% 0.9% Net swap fee & valuation (loss)/income (627) (116.3%) (135.3%) Net securities brokerage revenue 2,659 11.1% 2.2% Bank-owned life insurance 2,173 (9.4%) (22.1%) Mortgage banking income 1,280 31.3% 19.7% Net securities gains/(losses) 675 nm nm Net gains/(losses) on OREO & other assets (239) nm nm Other income 3,145 (3.3%) (10.0%) Total non-interest income $29,612 (4.1%) (5.6%) • Non-interest income decreased 4.1% year-over-year due to lower net swap fee and valuation income • Trust fees and net securities brokerage revenue increased due to growth in AUM and securities account values from organic growth and market appreciation ▪ Trust and investment services AUM increased 21.7% year-over-year to a record $6.1 billion ▪ Broker-dealer securities account values increased 15.8% year-over-year to a record $1.9 billion • Gross swap fees were $1.1 million, compared to $2.5 million in the prior year ▪ Fair market valuation loss of $1.7 million, as compared to a $1.4 million gain last year • Mortgage banking income increased due to a wider net gain-on-sale margin for residential mortgages sold in the secondary market • Service charges on deposits reflect fee income from new products and services and increased general consumer spending 23 Strong trust and securities brokerage fees of $10.2 million Note: OREO = other real estate owned; AUM = assets under management; securities account values include annuities Q3 2024 Non-Interest Income ©2024 WesBanco, Inc. | All rights reserved

due to lowe 24 ©2024 WesBanco, Inc. | All rights reserved

Quarter Ending % H / (L) % H / (L) ($000s) 09/30/24 09/30/23 06/30/24 Salaries and wages $44,890 (1.0%) 2.0% Employee benefits 11,522 (3.4%) 8.9% Net occupancy 6,226 1.3% (1.3%) Equipment and software 10,157 11.2% (2.9%) Marketing 2,977 (4.4%) 25.6% FDIC insurance 3,604 15.3% 2.3% Amortization of intangible assets 2,053 (9.2%) (0.9%) Other operating expenses 17,777 9.4% (8.0%) Sub-total non-interest expense $99,206 2.0% 0.6% Restructuring & merger-related 1,977 nm (47.7%) Total non-interest expense $101,183 3.3% (1.2%) Focused on efficiency gains to support positive operating leverage Q3 2024 Non-Interest Expense • Non-interest expense increased year-over-year due to increases in other operating expenses and equipment and software expenses • Other operating expenses increased primarily due to higher costs and fees in support of loan growth and higher other miscellaneous expenses • Equipment and software expense increased due to the impact of the prior year ATM upgrades, which were phased in throughout the prior year • Salaries and wages decreased year-over-year due to lower staffing levels associated with efficiency improvements in the mortgage and branch staffing models, partially offset by normal compensation merit adjustments • Employee benefits decreased

Q3 2024 Non-Interest Expense

Focused on efficiency gains to support positive operating leverage

WesBanco

	Quarter Ending	% H / (L)	% H / (L)
($000s)	09/30/24	09/30/23	06/30/24
Salaries and wages	$44,890	(1.0%)	2.0%
Employee benefits	11,522	(3.4%)	8.9%
Net occupancy	6,226	1.3%	(1.3%)
Equipment and software	10,157	11.2%	(2.9%)
Marketing	2,977	(4.4%)	25.6%
FDIC insurance	3,604	15.3%	2.3%
Amortization of intangible assets	2,053	(9.2%)	(0.9%)
Other operating expenses	17,777	9.4%	(8.0%)
Sub-total non-interest expense	$99,206	2.0%	0.6%
Restructuring & merger-related	1,977	nm	(47.7%)
Total non-interest expense	$101,183	3.3%	(1.2%)

- Non-interest expense increased year-over-year due to increases in other operating expenses and equipment and software expenses
- Other operating expenses increased primarily due to higher costs and fees in support of loan growth and higher other miscellaneous expenses
- Equipment and software expense increased due to the impact of the prior year ATM upgrades, which were phased in throughout the prior year
- Salaries and wages decreased year-over-year due to lower staffing levels associated with efficiency improvements in the mortgage and branch staffing models, partially offset by normal compensation merit adjustments
- Employee benefits decreased due to lower health insurance costs driven by lower staffing levels

©2024 WesBanco, Inc. | All rights reserved
24

Disciplined Execution upon Growth Strategies

Comparable operating measures to peer bank group

WesBanco

Return on Average Tangible Common Equity


16.7%
15.5%
15.5%
13.2%
13.1%
15.6%
10.9%
10.5%
10.4%
9.5%
8.9%
16.4%
15.4%
13.0%
9.9%
2020
2021
2022
2023
2024 (9/30)
WSBC (x- merger & DTA revalue costs)
WSBC
$10-25B Banks

Return on Average Assets


1.40%
1.18%
0.89%
1.27%
1.09%
0.95%
0.77%
0.88%
0.79%
0.73%
0.73%
1.37%
1.08%
0.86%
0.70%
2020
2021
2022
2023
2024 (9/30)
WSBC (x- merger & DTA revalue costs)
WSBC
$10-25B Banks

Non-Interest Expense to Total Assets


2.31%
2.09%
2.14%
2.23%
2.33%
2.16%
2.09%
2.11%
2.20%
2.17%
2020
2021
2022
2023
2024 (9/30)
WSBC
$10-25B Banks

Net Interest Margin


3.35%
2.99%
3.29%
3.27%
3.13%
3.37%
3.11%
3.20%
3.14%
2.94%
2020
2021
2022
2023
2024 (9/30)
WSBC
$10-25B Banks

Note: historical data as of 12/31 YTD; current data as of 9/30/2024 YTD; peer bank group includes all U.S. banks with total assets of $10B to $25B from S&P Capital IQ (as of 11/1/2024 and represent simple averages; NIM (fully taxable-equivalent (FTE) and annualized basis) and non-interest expense (does not exclude restructuring & merger-related expenses) are company reported; other figures are S&P calculations); 2020 and 2021 comparability impacted by timing of the adoption of Current Expected Credit Losses ("CECL") accounting standard and economic assumptions used by each bank (WSBC adopted January 1, 2020); please see the reconciliations in the appendix

©2024 WesBanco, Inc. | All rights reserved
25

Capital Management Strategy

Returning value to shareholders

WesBanco

- Focus on appropriate capital allocation to provide financial flexibility while continuing to enhance shareholder value through earnings growth and effective capital management
- Capital management strategy: dividends, loan growth, acquisitions, share repurchases
  - Q3 2024 dividend yield 4.6%, compared to 3.1% for bank group
  - As previously disclosed, in conjunction with the announcement of the pending acquisition of Premier Financial Corp., WesBanco successfully raised $200 million of common equity, on August 1, 2024, to support the pro-forma bank's balance sheet and regulatory ratios
  - ~1.0 million shares continue to remain for repurchase (as of 9/30/2024)(1)

Quarterly Dividend per Share ($)


$0.14
$0.36
+157%
4Q2010
3Q2024

Tangible Book Value per Share ($)(2)


$12.09
$22.99
+90%
4Q2010
3Q2024

Note: dividend through November 2023 declaration announcement; WSBC dividend yield based upon 10/31/2024 closing stock price of $31.45; peer bank group includes all U.S. banks with total assets of $10B to $25B (as of most recent period) from S&P Capital IQ (as of 11/1/2024 and represent simple average)

(1) Under the existing share repurchase authorization that was approved on February 24, 2022 by WesBanco's Board of Directors

(2) Non-GAAP measure – please see reconciliation in appendix

©2024 WesBanco, Inc. | All rights reserved
27

Proposed Acquisition of Premier Financial Corp. NOTE: slides in this section are directly from the presentation filed in conjunction with the acquisition announcement on July 26, 2024 – for additional information, please see the associated Form 8-K filing at https://investor.wesbanco.com/company-financials/sec-filings/ ©2024 WesBanco, Inc. | All rights reserved

Increased Scale • With ~$27B in assets, the combined organization will benefit from significant economies of scale • Complementary geographic footprints in familiar markets • Rise to #8 from #15 in Ohio deposit market share Boosted Performance • 2025 EPS Accretion of 40%+ driven by cost synergies and margin improvement from marking Premier’s assets to market(1) • Significant improvement in profitability metrics(1): • ROAA improving from 0.9% to 1.3% • ROATCE improves from 11.3% to 18.6% • NIM improves from to 3.06% to 3.46% Cultural Fit • Both companies have highly compatible cultures and similar business models • WesBanco has strong familiarity with Premier’s management team, lenders, customers, and markets Valuation Upside • P/ Pro Forma 2025 EPS of 9.3x(1)(2)vs. 12.2x to peers(3) • 61% pro forma increase in market cap.(2)(4) Merger rationale Acquisition of Premier Financial Corp. 29 (1) 2025 estimates include shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings (2) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 (3) Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants. (4) Increase calculated by taking the pro forma market cap. at close including the $200mm gross equity raise divided by the pro forma market cap. as of 7/24/2024 Note: Based on June 30, 2024 financials; market data as of 7/24/2024; 2025 figures utilize consensus estimates as of 7/25/2024 ©2024 WesBanco, Inc. | All rights reserved

Structure & Consideration • 100% stock consideration • Fixed exchange ratio – 0.80 WSBC shares to be issued for each PFC share • Pro forma ownership: 62% WSBC, 30% PFC, 8% new shareholders Transaction Value • Deal value of $959 million, or $26.66 per PFC share(1) • Pricing metrics include: 12.0x DV/2025E EPS, 8.6x DV/2025E EPS with fully phased-in cost savings and excluding deal charges and CECL double count • Anticipated TBV earnback period of <3 years(2) Equity Raise • $200 million of common equity issued in conjunction with the transaction Management & Employees • No anticipated changes to the WSBC executive management team • 4 PFC directors to be appointed to the WSBC Board of Directors • Key headcount additions in Compliance, BSA/AML, Fraud Prevention, Loan Review, and other second-line-of-defense functions • Plans to retain PFC Market Presidents in Ohio Approvals • Approval of WSBC and PFC shareholders required • Customary regulatory approvals required Merger terms Acquisition of Premier Financial Corp. 30 (1) Utilizing WSBC’s closing price of $33.32 as of 7/24/2024 (2) Pro forma tangible book value includes Non-PCD CECL Day-2 double count ©2024 WesBanco, Inc. | All rights reserved

• Successfully raised $200 million of common equity prior to the announcement of the Premier Financial Corp. acquisition in order to support the pro-forma bank’s balance sheet and regulatory ratios • Equity raised from 10 institutional investors, with a blend of existing and new shareholders • Anchor investment of $125 million by Wellington Management ▪ Additional investment made by Glendon Capital Management LP and Klaros Capital • Adds long-term support to WesBanco’s shareholder base, as well as providing additional liquidity • Common equity raise closed on August 1, 2024 • Proceeds were used to pay-down Federal Home Loan Bank borrowings 31 Successful common equity raise Acquisition of Premier Financial Corp. Note: this slide is supplemental and was not part of the 7/26/2024 presentation filed in conjunction with the acquisition announcement ©2024 WesBanco, I

nc. | All rights reserved Earnings • Projections for WSBC and PFC based on consensus estimates through 2025; 5% growth thereafter Cost Savings • ~26% of PFC’s NIE expense base ($41.4 million on a fully phased basis) • 75% to be realized in 2025 and 100% to be realized thereafter Merger Expenses • $71.6 million of pre-tax, non-capitalized, merger-related charges • $12.6 million of capitalized expenses at close, amortized over 15 years Key Fair Value Marks(1) • Credit mark: 1.80% ($120.5 million); 41% PCD ($49.8M) and 59% non-PCD ($70.7M) • Interest rate mark: 4.9% ($324.5 million) • TruPS write-down: $5.3 million (14.6%) • Core Deposit Intangible: $147.9 million (3.38% of PFC’s non-time deposits)(2) Other Assumptions • ~$400 million of borrowings paid down at close • ~$213 million of Premier’s securities to be sold at close • Net proceeds from capital raise to be down-streamed to the bank • PFC’s cash flow hedges to be settled at close Key transaction assumptions Acquisition of Premier Financial Corp. 32 (1) Fair value marks based on metrics as of June 30, 2024 (2) Non-time deposits excludes public funds ©2024 WesBanco, Inc. | All rights reserved

Impact summary Acquisition of Premier Financial Corp. 33 (1) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. (2) Rate marks include interest rate mark on loans and write-down of trust preferred securities. (3) Excludes all impacts from CECL, including accretion of the Non-PCD mark. (4) Pro forma tangible book value includes Non-PCD CECL Day-2 double count. (5) Inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank to pay off bank level borrowings. Note: 2025 figures utilize consensus estimates as of 7/25/2024 Earnings and TBV Impact Strong Capital Ratios Enhanced Profitability(1) Core Excluding Rate Marks/CDI(1)(2) Excluding Rate Marks/ CDI/CECL(1)(2)(3) ~40%+ 2025 EPS Accretion ~28% 2025 EPS Accretion ~21% 2025 EPS Accretion ~13% TBV Dilution Accretive TBV Accretion ~1% TBV Dilution <3 years TBV Earnback <1 year TBV Earnback Accretive TBV Earnback 10.9% Tier 1 Common Ratio (Bank) 12.1% Total Risk-Based Capital Ratio (Bank) 9.0% Tier 1 Leverage Ratio (Bank) 1.3% 2025E ROAA 18.6% 2025E ROATCE 51% 2025E Efficiency Ratio Metrics shown at closing(5) (1) (4) (4) (4) (4) ©2024 WesBanco, Inc. | All rights reserved

Enhanced profitability and capital generation Acquisition of Premier Financial Corp. 34 Note: Peers defined as Mid-Atlantic, Midwest and Southeast major exchange-traded banks and thrifts with most recent quarter total assets between $20 billion and $40 billion, excluding merger targets, mutuals, and merger-of-equals participants; 2025 estimates include shares from capital raise and excludes one-time charges, Non-PCD CECL Day-2 double count, and assumes fully phased-in cost savings Source: S&P Capital IQ Pro ROATCE (2025E) EFFCNCY. RATIO (2025E) ROAA (2025E) NIM (2025E) 3.46% 1.3% 18.6% 51% Pro Forma Pro Forma Pro Forma Pro Forma Comparison with $20B – $40B Peers ©2024 WesBanco, Inc. | All rights reserved Appendix ©2024 WesBanco, Inc. | All rights reserved

Appendix ©2024 WesBanco, Inc. | All rights reserved

Q3 2024 Key Metrics

WesBanco

	Quarter Ending 09/30/24	H / (L) 09/30/23	H / (L) 06/30/24	Year-to-Date 09/30/24	H / (L) 09/30/23
Return on Average Assets (1)(2)	0.79%	(1bp)	13bp	0.73%	(20bp)
PTPP Return on Average Assets (1)(2)	1.12%	(5bp)	1bp	1.10%	(20bp)
Return on Average Equity (1)(2)	5.32%	(25bp)	67bp	5.07%	(138bp)
PTPP Return on Average Equity (1)(2)	7.55%	(66bp)	(25bp)	7.61%	(142bp)
Return on Average Tangible Equity (1)(2)	9.46%	(129bp)	68bp	9.37%	(302bp)
PTPP Return on Average Tangible Equity (1)(2)	13.37%	(235bp)	(118bp)	13.95%	(333bp)
Tangible Book Value per Share ($) (1)	$22.99	16.0%	7.2%	$22.99	16.0%
Efficiency Ratio (1)(2)	65.29%	34bp	(82bp)	66.01%	338bp
Net Interest Margin	2.95%	(8bp)	0bp	2.94%	(25bp)
Average Loans to Average Deposits	90.58%	379bp	118bp	89.56%	431bp
Non-Performing Assets to Total Assets	0.17%	(1bp)	(3bp)	0.17%	(1bp)
Net Loan Charge-offs to Average Loans (annualized)	0.05%	4bp	(2bp)	0.11%	8bp

Note: PTPP = pre-tax, pre-provision
(1) Non-GAAP measure – please see reconciliation in appendix
(2) Excludes restructuring and merger-related expenses

©2024 WesBanco, Inc. | All rights reserved
36

n Average Tangible Equity (1)(2) 9.46% (129bp) 68bp 9.37% (302bp) PTPP Return on Average Tangible Equity (1)(2) 13.37% (235bp) (118bp) 13.95% (333bp) Tangible Book Value per Share ($) (1) $22.99 16.0% 7.2% $22.99 16.0% Efficiency Ratio (1)(2) 65.29% 34bp (82bp) 66.01% 338bp Net Interest Margin 2.95% (8bp) 0bp 2.94% (25bp) Average Loans to Average Deposits 90.58% 379bp 1

($MM) 09/30/24 $ 1 ,723 $ (272) Unrealized Losses as % of CET 1 15.8% AFS+HTM Net Unrealized Losses (after-tax) Common Equity Tier 1 Capital (CET 1) ($MM) 09/30/24 Tangible Common Equity (1) $ 1 ,537 HTM Securities Unrealized Losses (83) Adjusted Tangible Common Equity $ 1 ,454 Tangible Assets (1) $ 1 7,394 HTM Securities Unrealized Losses (83) Adjusted Tangible Assets $ 1 7,311 8.84% 8.40% Tangible Common Equity to Tangible Assets (1) Adjusted Tangible Common Equity to Tangible Assets 95% States & Political Subdivisions 5% Other 72% Mortgage-Backed: Residential 11% Mortgage-Backed: Commercial 13% U.S. Gov't Entities/Agencies 4% Other Equities 0% Available-for- Sale 66% Held-to- Maturity 34% 09/30/24 $3,404 = ($MM) • Tangible common equity to tangible assets ratio improved 158 basis points year-over-year to 8.84% • Weighted average yield 2.57% vs. 2.46% last year • Weighted average duration 4.7 • Total unrealized securities losses (after-tax): ▪ Available for Sale (“AFS”) = $189MM ▪ Held to Maturity (“HTM”) = $83MM • Note: HTM losses not recognized in accumulated other comprehensive income 37 Securities 18.4% of assets, down 132 basis points year-over-year Note: weighted average yields have been calculated on a taxable-equivalent basis using the federal statutory rate of 21%; after-tax unrealized losses have been calculated using the Other Comprehensive Income (“OCI”) tax rate of ~24% (1) Non-GAAP measure – please see reconciliation in appendix Q3 2024 Total Securities ©2024 WesBanco, Inc. | All rights reserved18bp 89.56% 431bp Non-Performing Assets to Total Assets 0.17% (1bp) (3bp) 0.17% (1bp) Net Loan Charge-offs to Average Loans (annualized) 0.05% 4bp (2bp) 0.11% 8bp Quarter Ending Year-to-Date 36 Q3 2024 Key Metrics Note: PTPP = pre-tax, pre-provision (1) Non-GAAP measure – please see reconciliation in appendix (2) Excludes restructuring and merger-related expenses ©2024 WesBanco, Inc. | All rights reserved

Portfolio Change / Economic Factors Qualitative Factors Other Qualitative adjustments for loan concentrations, regional macroeconomic factors, and model limitations Changes in individually evaluated loans and other miscellaneous adjustments Loan portfolio growth Changes to macroeconomic variables Includes changes in both quantitative and qualitative economic factors ($MM) 38 Allowance coverage ratio of 1.13% Note: ACL at 9/30/2024 excludes off-balance sheet credit exposures of $8.2 million • The increase in the allowance was primarily driven by higher unemployment assumptions and other qualitative adjustments • During Q3 2024, recorded a provision for credit losses of $4.8 million, as compared to $6.3 million in the prior year period • Allowance coverage ratio of 1.13% • Excludes fair market value adjustments on previously acquired loans representing 0.09% of total portfolio loans Q3 2024 Current Expected Credit Loss (CECL) ©2024 WesBanco, Inc. | All rights reserved

Reconciliation

Non-Interest Expense to Total Assets and Efficiency Ratio

WesBanco

($000s)	Three Months Ending 09/30/23	Three Months Ending 06/30/24	Three Months Ending 09/30/24	Nine Months Ending 09/30/23	Nine Months Ending 09/30/24
Total Assets (Period-End) ($MM)	**$17,344**	**$18,128**	**$18,514**	**$17,344**	**$18,514**
Non-Interest Expense	$97,939	$102,392	$101,183	$290,498	$300,768
Restructuring & Merger-Related Expense	($641)	($3,777)	($1,977)	($3,830)	($5,755)
Non-Interest Expense (excluding restructuring & merger-related expense)	**$97,298**	**$98,615**	**$99,206**	**$286,668**	**$295,013**
Non-Interest Expense to Total Assets	**2.24%**	**2.27%**	**2.17%**	**2.24%**	**2.17%**
Non-Interest Expense (excluding restructuring & merger-related expense) to Total Assets	2.23%	2.19%	2.13%	2.21%	2.13%
Net Interest Income (FTE-basis)	$118,926	$117,804	$122,338	$367,352	$355,327
Non-Interest Income	$30,879	$31,355	$29,612	$90,372	$91,596
Total Income	**$149,805**	**$149,159**	**$151,950**	**$457,724**	**$446,923**
Efficiency Ratio	**64.95%**	**66.11%**	**65.29%**	**62.63%**	**66.01%**

($000s) Twelve Months Ending	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Total Assets (Period-End) ($MM)	**$5,397**	**$5,361**	**$5,536**	**$6,079**	**$6,145**	**$6,297**	**$8,470**	**$9,791**	**$9,816**	**$12,459**	**$15,720**	**$16,426**	**$16,927**	**$16,932**	**$17,712**
Non-Interest Expense	$149,648	$141,152	$140,295	$150,120	$160,998	$161,633	$193,923	$208,680	$220,860	$265,224	$312,208	$354,845	$353,143	$356,966	$390,002
Restructuring & Merger-Related Expense	($1,815)	($175)	$0	($3,888)	($1,310)	($1,309)	($11,082)	($13,261)	($945)	($17,860)	($16,397)	($9,725)	($6,717)	($1,723)	($3,830)
Non-Interest Expense (excluding restructuring & merger-related expense)	**$147,833**	**$140,977**	**$140,295**	**$146,232**	**$159,688**	**$160,324**	**$182,841**	**$195,419**	**$219,915**	**$247,364**	**$295,811**	**$345,120**	**$346,426**	**$355,243**	**$386,172**
Non-Interest Expense to Total Assets	**2.77%**	**2.63%**	**2.53%**	**2.47%**	**2.62%**	**2.57%**	**2.29%**	**2.13%**	**2.25%**	**2.13%**	**1.99%**	**2.16%**	**2.09%**	**2.11%**	**2.20%**
Non-Interest Expense (excluding restructuring & merger-related expense) to Total Assets	2.74%	2.63%	2.53%	2.41%	2.60%	2.55%	2.16%	2.00%	2.24%	1.99%	1.88%	2.10%	2.05%	2.10%	2.18%
Net Interest Income (FTE-basis)	$165,916	$172,235	$175,885	$175,027	$192,556	$200,545	$246,014	$263,232	$300,790	$352,760	$405,222	$483,999	$462,229	$479,315	$486,343
Non-Interest Income	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840	$100,276	$116,716	$128,185	$132,785	$117,391	$120,447
Total Income	**$230,505**	**$231,834**	**$235,773**	**$239,802**	**$261,841**	**$269,049**	**$320,480**	**$344,731**	**$389,630**	**$453,036**	**$521,938**	**$612,184**	**$595,014**	**$596,706**	**$606,790**
Efficiency Ratio	**64.13%**	**60.81%**	**59.50%**	**60.98%**	**60.99%**	**59.59%**	**57.05%**	**56.69%**	**56.44%**	**54.60%**	**56.68%**	**56.38%**	**58.22%**	**59.53%**	**63.64%**

Note: "non-interest expense to total assets" are annualized by utilizing the actual numbers of days in the quarter versus the year; "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Old Line Bancshares merger closed November 2019; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018; Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; Fidelity Bancorp merger closed November 2012; AmTrust 5 branch acquisition closed March 2009

©2024 WesBanco, Inc. | All rights reserved

39

Reconciliation

Pre-Tax, Pre-Provision Income (PTPP) and Ratios

WesBanco

($000s)	Three Months Ending 09/30/23	Three Months Ending 06/30/24	Three Months Ending 09/30/24	Nine Months Ending 09/30/23	Nine Months Ending 09/30/24
Income before Provision for Income Taxes	$44,295	$35,015	$44,773	$150,522	$123,177
Provision for Credit Losses	6,327	10,541	4,798	12,932	19,352
Pre-Tax, Pre-Provision Income ("PTPP")	$50,622	$45,556	$49,571	$163,454	$142,529
Restructuring and Merger-Related Expense	641	3,777	1,977	3,830	5,755
PTPP (excluding restructuring and merger-related expense)	$51,263	$49,333	$51,548	$167,284	$148,284
PTPP (excluding restructuring and merger-related expense)	$51,263	$49,333	$51,548	$167,284	$148,284
Average Total Assets	17,341,959	17,890,314	18,295,583	17,203,647	17,964,600
PTPP Return on Average Assets	1.17%	1.11%	1.12%	1.30%	1.10%
PTPP (excluding restructuring and merger-related expense)	$51,263	$49,333	$51,548	$167,284	$148,284
Amortization of Intangibles	2,262	2,072	2,053	6,845	6,217
PTPP before Amortization of Intangibles (excluding restructuring and merger-related expense)	$53,525	$51,405	$53,601	$174,129	$154,501
Average Total Shareholders' Equity	$2,478,662	$2,542,948	$2,715,461	$2,476,684	$2,601,834
Average Goodwill and Other Intangibles (net of deferred tax liability)	(1,127,404)	(1,122,264)	(1,120,662)	(1,129,182)	(1,122,282)
Average Tangible Equity	$1,351,258	$1,420,684	$1,594,799	$1,347,502	$1,479,552
PTPP Return on Average Tangible Equity	15.72%	14.55%	13.37%	17.28%	13.95%

©2024 WesBanco, Inc. | All rights reserved
40

($000s, except earnings per share) 09/30/23 06/30/24 09/30/24 09/30/23 09/30/24 Net Income Available to Common Shareholders $34,311 $26,385 $34,741 $116,470 $94,287 Restructuring and Merger-Related Expense (net of tax) 506 2,984 1,562 3,026 4,546 Net Income Available to Common Shareholders (excluding restructuring and merger-related expense) $34,817 $29,369 $36,303 $119,496 $98,833 Net Income Available to Common Shareholders per Diluted Share ($) $0.58 $0.44 $0.54 $1.96 $1.54 Restructuring and Merger-Related Expense (net of tax) 0.01 0.05 0.02 0.05 0.07 Net Income Available to Common Shareholders per Diluted Share ($) (excluding restructuring and merger-related expense) $0.59 $0.49 $0.56 $2.01 $1.61 Average Common Shares Outstanding – Diluted (000s) 59,443 59,656 64,634 59,386 61,273 Three Months Ending Nine Months Ending 41 Net Income and Diluted Earnings per Share (EPS) Reconciliation ©2024 WesBanco, Inc. | All rights reserved

($000s, except earnings per share) 12/31/10 09/30/23 06/30/24 09/30/24 09/30/23 09/30/24 Total Shareholders Equity (period-end) $606,863 $2,447,941 $2,544,279 $2,801,585 $2,447,941 $2,801,585 Goodwill & Other Intangible Assets (net of deferred tax liability)(period-end) (285,559) (1,126,583) (1,121,521) (1,119,899) (1,126,583) (1,119,899) Preferred Shareholders' Equity 0 (144,484) (144,484) (144,484) (144,484) (144,484) Tangible Common Equity (period-end) $321,304 $1,176,874 $1,278,274 $1,537,202 $1,176,874 $1,537,202 Common Shares Outstanding (period-end) (000s) 26,587 59,365 59,579 66,871 59,365 66,871 Tangible Common Book Value per Share ($) $12.09 $19.82 $21.45 $22.99 $19.82 $22.99 Three Months Ending Nine Months Ending 42 Tangible Book Value per Share Reconciliation ©2024 WesBanco, Inc. | All rights reserved

($000s) 09/30/23 09/30/24 09/30/23 09/30/24 12/31/20 12/31/21 12/31/22 12/31/23 Net Income Available to Common Shareholders $34,311 $34,741 $116,470 $94,287 $119,400 $232,135 $181,988 $148,907 Restructuring and Merger-Related Expenses (net of tax) $506 $1,562 $3,026 $4,546 $7,683 $5,306 $1,361 $3,026 Net Income Available to Common Shareholders (excluding restructuring & merger-related expense) $34,817 $36,303 $119,496 $98,833 $127,083 $237,441 $183,349 $151,933 Average Assets $17,341,959 $18,295,583 $17,203,647 $17,964,600 $16,442,704 $16,928,377 $16,879,541 $17,259,720 Return on Average Assets (1) 0.78% 0.76% 0.91% 0.70% 0.73% 1.37% 1.08% 0.86% Return on Average Assets (excluding restructuring & merger-related expense) (1) 0.80% 0.79% 0.93% 0.73% 0.77% 1.40% 1.09% 0.88% Three Months Ending Nine Months Ending Twelve Months Ending 43 Return on Average Assets (1) Ratios are annualized by utilizing the actual numbers of days in the quarter versus the year Note: Current Expected Credit Losses (“CECL”) accounting standard adopted January 1, 2020 by WSBC; Old Line Bancshares merger closed November 2019 Reconciliation ©2024 WesBanco, Inc. | All rights reserved

Reconciliation

Return on Average Tangible Equity

WesBanco

($000s)	Three Months Ending 09/30/23	Three Months Ending 09/30/24	Nine Months Ending 09/30/23	Nine Months Ending 09/30/24	Twelve Months Ending 12/31/20	Twelve Months Ending 12/31/21	Twelve Months Ending 12/31/22	Twelve Months Ending 12/31/23
Net Income Available to Common Shareholders	$34,311	$34,741	$116,470	$94,287	$119,400	$232,135	$181,988	$148,907
Amortization of Intangibles (1)	$1,787	$1,622	$5,408	$4,911	$10,595	$9,051	$8,120	$7,180
Net Income Available to Common Shareholders before Amortization of Intangibles	**$36,098**	**$36,363**	**$121,878**	**$99,198**	**$129,995**	**$241,186**	**$190,108**	**$156,087**
Restructuring and Merger-Related Expenses (net of tax)	$506	$1,562	$3,026	$4,546	$7,683	$5,306	$1,361	$3,026
Net Income Available to Common Shareholders before Amortization of Intangibles and Restructuring & Merger-Related Expenses	**$36,604**	**$37,925**	**$124,904**	**$103,744**	**$137,678**	**$246,492**	**$191,469**	**$159,113**
Average Total Shareholders Equity	$2,478,662	$2,715,461	$2,476,684	$2,601,834	$2,651,402	$2,764,337	$2,515,509	$2,474,627
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($1,127,404)	($1,120,662)	($1,129,182)	($1,122,282)	($1,141,528)	($1,144,698)	($1,136,062)	($1,128,277)
Average Tangible Equity	**$1,351,258**	**$1,594,799**	**$1,347,502**	**$1,479,552**	**$1,509,874**	**$1,619,639**	**$1,379,447**	**$1,346,350**
Return on Average Tangible Equity (2)	**10.60%**	**9.07%**	**12.09%**	**8.96%**	**8.61%**	**14.89%**	**13.78%**	**11.59%**
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses (2)	**10.75%**	**9.46%**	**12.39%**	**9.37%**	**9.12%**	**15.22%**	**13.88%**	**11.82%**

(1) Amortization of intangibles tax effected at 21% for all prior periods
(2) Ratios are annualized by utilizing the actual numbers of days in the quarter versus the year
Note: Current Expected Credit Losses ("CECL") accounting standard adopted January 1, 2020 by WSBC; Old Line Bancshares merger closed November 2019

©2024 WesBanco, Inc. | All rights reserved

44

Reconciliation

Return on Average Tangible Common Equity

WesBanco

($000s)	Three Months Ending 09/30/23	Three Months Ending 09/30/24	Nine Months Ending 09/30/23	Nine Months Ending 09/30/24	Twelve Months Ending 12/31/20	Twelve Months Ending 12/31/21	Twelve Months Ending 12/31/22	Twelve Months Ending 12/31/23
Net Income Available to Common Shareholders	$34,311	$34,741	$116,470	$94,287	$119,400	$232,135	$181,988	$148,907
Amortization of Intangibles [(1)]	$1,787	$1,622	$5,408	$4,911	$10,595	$9,051	$8,120	$7,180
Net Income Available to Common Shareholders before Amortization of Intangibles	**$36,098**	**$36,363**	**$121,878**	**$99,198**	**$129,995**	**$241,186**	**$190,108**	**$156,087**
Restructuring and Merger-Related Expenses (net of tax)	$506	$1,562	$3,026	$4,546	$7,683	$5,306	$1,361	$3,026
Net Income Available to Common Shareholders before Amortization of Intangibles and Restructuring & Merger-Related Expenses	**$36,604**	**$37,925**	**$124,904**	**$103,744**	**$137,678**	**$246,492**	**$191,469**	**$159,113**
Average Tangible Common Equity	**$1,206,774**	**$1,450,315**	**$1,203,018**	**$1,335,068**	**$1,453,363**	**$1,475,155**	**$1,234,963**	**$1,201,866**
Return on Average Tangible Common Equity [(2)]	**11.87%**	**9.97%**	**13.55%**	**9.93%**	**8.94%**	**16.35%**	**15.39%**	**12.99%**
Return on Average Tangible Common Equity Excluding Restructuring & Merger-Related Expenses [(2)]	**12.03%**	**10.40%**	**13.88%**	**10.38%**	**9.47%**	**16.71%**	**15.50%**	**13.24%**

(1) Amortization of intangibles tax effected at 21% for all prior periods
(2) Ratios are annualized by utilizing the actual numbers of days in the quarter versus the year
Note: Current Expected Credit Losses ("CECL") accounting standard adopted January 1, 2020 by WSBC; Old Line Bancshares merger closed November 2019

©2024 WesBanco, Inc. | All rights reserved
45

Appendix for Proposed Acquisition of Premier Financial Corp. NOTE: slides in this section are directly from the presentation filed in conjunction with the acquisition announcement on July 26, 2024 – for additional information, please see the associated Form 8-K filing at https://investor.wesbanco.com/company-financials/sec-filings/ ©2024 WesBanco, Inc. | All rights reserved

Capital accretion post transaction Appendix 47 CET1 Capital Ratio (%) Total Risk-Based Capital (%) Leverage Ratio (%) Tier 1 Risk-Based Capital Ratio (%) 9.6 10.1 10.9 11.3 At Close 12/31/2025 8.6 9.0 9.0 9.5 At Close 12/31/2025 13.2 13.5 12.1 12.5 At Close 12/31/2025 10.3 10.7 10.9 11.3 At Close 12/31/2025 Note: Pro-forma capital ratios inclusive of MTM adjustments and ~$191mm of net proceeds from capital raise down-streamed to the bank Consolidated Bank-Level ©2024 WesBanco, Inc. | All rights reserved

Illustrative pro forma earnings accretion reconciliation Illustrative Fully Phased-In EPS Accretion Appendix 48 Adjusted Unadjusted Dollars in millions; excluding per share data 2025E(1) 2025E WSBC Earnings $ 1 50.7 $ 1 50.7 PFC Earnings 8 0.2 8 0.2 Combined Earnings $ 2 30.8 $ 2 30.8 Run-Rate Cost Savings $ 3 1.5 $ 2 3.6 FMV Adjustments 7 6.4 7 6.4 Balance Sheet Repositioning 8 .9 8 .9 Durbin Adjustment (4 .0) (4 .0) Post-closing Transaction Expenses - (2 7.1) Other Adjustments (0 .6) (0 .6) Merger Related Income (after-tax) $ 1 12.1 $ 7 7.1 Pro Forma Earnings $ 3 43.0 $ 3 08.0 Standalone Avg. Diluted Shares Outstanding (Millions) 59.6 59.6 Standalone EPS $ 2 .53 $ 2 .53 Pro Forma Avg. Diluted Shares Outstanding (Millions) 95.6 95.6 Pro Forma EPS $ 3 .59 $ 3 .22 EPS Accretion ($) $ 1 .06 $ 0 .69 EPS Accretion (%) 42% 27% (1) Excludes one time deal charges, Non-PCD CECL Day-2 double count, and assumes fully phased in cost saves. (2) FMV adjustments include accretion of PFC’s AOCI at closing, net loan mark accretion, TruPS mark amortization, and amortization of CDI. (3) Balance sheet repositioning includes adjustments from the sale of securities, paydown of borrowings, and sale of MSRs. (4) Other adjustments include but not limited to: increase in service fee income, opportunity cost of cash, additional branch savings, and PPE & Capitalized Expense amortization. Note: WSBC and PFC 2025 net income based on street consensus estimates; consensus estimates as of 7/25/2024 (2) (3) (4) (75% phase in) ©2024 WesBanco, Inc. | All rights reserved

Shares $ per $ Millions (Millions) Share WSBC TBV at Close (12/31/2024) $ 1 ,305 60 $ 2 1.90 Net Proceeds from Equity Raise 190 7 26.06 Stock Consideration to PFC 959 29 33.32 Total Goodwill Created (4 50) Core Deposit Intangibles (1 48) After-tax DTL Created From CDI 31 CECL Day-1 Non-PCD Double Count (5 6) WSBC After-Tax Deal Charges (8) Pro Forma TBV at close $ 1 ,822 96 $ 1 9.05 $ dilution to WSBC $ (2 .85) % dilution to WSBC (13.0%) $ Millions Aggregate Transaction Value $ 959 PFC Tangible Common Equity at Close (12/31/2024) 691 Other Intangibles Deferred Tax Liability 2 Restructuring Cost Attributable to PFC (2 0) Adjusted PFC Tangible Common Equity $ 673 Net Credit Mark 6 PCD Loan Mark (5 0) Rate Marks (3 19) FMV Adjustment to Fixed Assets (2) Gain on Sale of MSRs 9 Core Deposit Intangible 148 Deferred Tax Asset / (Liability) Created 44 Goodwill Created $ 450 Tangible book value dilution reconciliation Appendix 49 Estimated Tangible Book Value Dilution Detail Calculation of Estimated Intangibles Created (1) Net proceeds based on a $200mm capital raise (gross) in 2024Q3, utilizing an issuance price of $27.50/share (2) Restructuring cost includes the RSU acceleration and cash out of options tax benefits Note: Based on June 30, 2024 financials (1) (2) ©2024 WesBanco, Inc. | All rights reserved

Non-GAAP reconciliations Appendix 50 WSBC Tangible Book Value $ Millions Total Shareholders' Equity $ 2 ,544.3 Less: Goodwill and Other Intangible Assets, net of DTL (1,121.5) Tangible Equity 1,422.8 Less: Preferred Shareholder's Equity (144.5) Tangible Common Equity 1 ,278.3 Add back: Accumulated Other Comprehensive Loss 235.2 Tangible Common Equity excluding AOCI $ 1 ,513.5 PFC Tangible Book Value $ Millions Total Shareholders' Equity $ 9 79.1 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Tangible Equity 675.4 Less: Preferred Shareholder's Equity - Tangible Common Equity 6 75.4 Add back: Accumulated Other Comprehensive Loss 163.0 Tangible Common Equity excluding AOCI $ 8 38.5 PFC Tangible Common Equity / Tangible Assets $ Millions Total Shareholders' Equity $ 979.1 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Tangible Equity 675.4 Less: Preferred Shareholder's Equity - Tangible Common Equity 675.4 Total Assets 8,778.7 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Tangible Assets $ 8 ,475.0 Tangible Common Equity / Tangible Assets 8.0% PFC Tangible Book Value per Share $ Millions except per Share Data Total Shareholders' Equity $ 979.1 Add back: DTL 2 .2 Less: Goodwill and Other Intangible Assets (305.9) Less: Preferred Shareholder's Equity - Tangible Common Equity $ 675.4 Common Shares Outstanding (actual) 35,839,000 Tangible Book Value per Share $ 18.85 Note: Based on June 30, 2024 financials; DTL represents 21% of other intangibles (excluding goodwill) balance